SO
3/4/03

VF3-4-03

03002305

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

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SEC FILE NUMBER
8- 49778

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

FEB 28 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thornhill Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Corporate Blvd. N.W. Suite 305W
(No. and Street)

Boca RAton, Florida 33431-7340
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence Isaacson (561) 241-9921
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A. CPA's
(Name — *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314 Boca Raton, Florida 33434
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, Laurence Isaacson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT & CEO

Title

Linda B. Coviello

Notary Public

LINDA B. COVIELLO
MY COMMISSION # CC 940920
EXPIRES: Aug 24, 2004
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Thornhill Group, Inc.

We have audited the accompanying balance sheets of Thornhill Group, Inc. for the years ended December 31, 2002 and 2001 and have issued a report thereon dated January 28, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 28, 2003

THORNHILL GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
Total Stockholder's Equity	$ 32,400	$ 42,944
Less: Unacceptable Assets		
Accounts receivable	-	(3,500)
Other assets	(3,300)	(3,300)
NET CAPITAL	$ 29,100	$ 36,144

Note: There are no material differences between the computation of net capital as provided in the financial statements as compared to the December 31, 2002 and 2001 focus reports, respectively.

Board of Directors
Thornhill Group, Inc.

In planning and performing our audit of the financial statements of Thornhill Group, Inc. (the "Company"), for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed on the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that hey may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 28, 2003

THORNHILL GROUP, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002

THORNHILL GROUP, INC.

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Thornhill Group, Inc.

We have audited the accompanying balance sheets of Thornhill Group, Inc. as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Thornhill Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 28, 2003

Town Executive Center
6100 Glades Road ◦ Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 ◦ Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

THORNHILL GROUP, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS

		2002		2001
CURRENT ASSETS				
Cash	$	30,548	$	43,558
Accounts receivable		-		3,500
Total Current Assets		30,548		47,058
COMPUTER EQUIPMENT, NET		800		1,200
OTHER ASSETS		3,300		3,300
TOTAL ASSETS	$	34,648	$	51,558

LIABILITIES AND STOCKHOLDER'S EQUITY

		2002		2001
CURRENT LIABILITIES				
Accounts payable	$	1,224	$	7,152
Payroll liabilities		1,024		1,462
Total Current Liabilities		2,248		8,614
STOCKHOLDER'S EQUITY				
Common stock, $0.01 par value, 10,000 shares authorized, issued and outstanding		100		100
Additional paid-in capital		23,100		23,100
Retained earnings		9,200		19,744
Total Stockholder's Equity		32,400		42,944
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,648	$	51,558

See accompanying notes to financial statements.

THORNHILL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES	$ 1,387,308	$ 809,061
OPERATING EXPENSES	1,397,742	808,604
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(10,434)	457
INCOME TAXES EXPENSE (BENEFIT)	110	(743)
NET (LOSS) INCOME	$ (10,544)	$ 1,200

See accompanying notes to financial statements

THORNHILL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	10,000	$ 100	$ 23,100	$ 18,544	$ 41,744
Net income for the year ended December 31, 2001	-	-	-	1,200	1,200
Balance, December 31, 2001	10,000	100	23,100	19,744	42,944
Net (loss) for the year ended December 31, 2002	-	-	-	(10,544)	(10,544)
BALANCE, DECEMBER 31, 2002	10,000	$ 100	$ 23,100	$ 9,200	$ 32,400

See accompanying notes to financial statements

THORNHILL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	$	(10,544)	$	1,200
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:				
Depreciation		400		400
Changes in operating assets and liabilities:				
Decrease in accounts receivable		3,500		6,500
(Decrease) increase in accounts payable and other current liabilities		(6,366)		4,852
(Decrease) in income taxes payable		-		(5,083)
Net Cash (Used In) Provided By Operating Activities		(13,010)		7,869
CASH FLOWS FROM INVESTING ACTIVITIES		-		-
CASH FLOWS FROM FINANCING ACTIVITIES		-		-
NET (DECREASE) INCREASE IN CASH		(13,010)		7,869
CASH - BEGINNING OF YEAR		43,558		35,689
CASH - END OF YEAR	$	30,548	$	43,558

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Cash paid for income taxes	$	110	$	4,340

See accompanying notes to financial statements

THORNHILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Thornhill Group, Inc. (the "Company") was incorporated in Florida in 1995 and was substantially inactive until 1997. In 1997, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements on the client's behalf and referring companies seeking capital or other funding to member firms. The firm will receive a fee for these referral or direct placement services" (See Note 1(E)).

The Company is also required to maintain a minimum net capital of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which is five years.

(D) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" (Statement No. 109). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(E) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A).

(F) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities approximates fair value due to the relatively short period to maturity for these instruments.

(G) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash and cash equivalents.

(H) Recent Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several Statements of Financial Accounting Standards. Statement No. 141, "Business Combinations" supersedes APB Opinion 16 and various related pronouncements. Pursuant to the new guidance in Statement No. 141, all business combinations must be accounted for under the purchase method of accounting; the pooling-of -interests method is no longer permitted. SFAS 141 also establishes new rules concerning the recognition of goodwill and other intangible assets arising in a purchase business combination and requires disclosure of more information concerning a business combination in the period in which it is completed. This statement is generally effective for business combinations initiated on or after July 1, 2001.

Statement No. 142, "Goodwill and Other Intangible Assets" supersedes APB Opinion 17 and related interpretations. Statement No. 142 establishes new rules on accounting for the acquisition of intangible assets not acquired in a business combination and the manner in which goodwill and all other intangibles should be accounted for subsequent to their initial recognition in a business combination accounted for under SFAS No. 141. Under SFAS No. 142, intangible assets should be recorded at fair value. Intangible assets with finite useful lives should be amortized over such period and those with indefinite lives should not be amortized. All intangible assets being amortized as well as those that

are not, are both subject to review for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 also requires that goodwill arising in a business combination should not be amortized but is subject to impairment testing at the reporting unit level to which the goodwill was assigned to at the date of the business combination.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied as of the beginning of such year to all goodwill and other intangible assets that have already been recorded in the balance sheet as of the first day in which SFAS No. 142 is initially applied, regardless of when such assets were acquired. Goodwill acquired in a business combination whose acquisition date is on or after July 1, 2001, should not be amortized, but should be reviewed for impairment pursuant to SFAS No. 121, even though SFAS No. 142 has not yet been adopted. However, previously acquired goodwill should continue to be amortized until SFAS No. 142 is first adopted.

SFAS No. 143 "Accounting for Asset Retirement Obligations" establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002, with earlier application permitted.

The adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2001 was $3,500, which was collected in January 2002. There were no accounts receivable for unpaid fee income as of December 31, 2002.

NOTE 3 EQUIPMENT

Property and equipment consists of the following as of December 31, 2002 and 2001:

	2002	2001
Computer equipment	$ 2,000	$ 2,000
Less: Accumulated depreciation	1,200	800
	$ 800	$ 1,200

Depreciation expense for the years ended December 31, 2002 and 2001 was $400 in each year.

NOTE 4 INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2002 and 2001 is summarized as follows:

THORNHILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001

		2002		2001
Current:				
Federal	$	110	$	(42)
State		-		(701)
Deferred:				
Federal		-		-
State		-		-
Change in valuation allowance		-		-
Income tax expense (benefit)	$	110	$	(743)

The Company's tax expense (benefit) differs from the "expected" tax expense for the year ended December 31, 2002 due to an under-accrual of the prior year's income taxes and for the year ended December 31, 2001 due to an over-accrual of the prior year's income taxes.

As of December 31, 2002 and 2001 there were no temporary differences that gave rise to significant deferred tax assets or liabilities.

NOTE 5 SALES CONCENTRATIONS

As of December 31, 2002 and 2001, approximately 66% and 73% of fee income was derived from two and four customers, respectively.

NOTE 6 COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreement

On March 13, 2000, the Company entered into a consulting agreement with an independent contractor to provide business consulting and advice. For the year ended December 31, 2001, the Company had no consulting expense charged to operations under this agreement. As of January 1, 2002, this agreement has been terminated.

(B) Consulting Agreement – Related Party

On March 15, 2002, the Company entered into a five year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to management consulting, business consulting and strategic planning service. The consulting organization is 100% owned by the 100% stockholder of the Company. This agreement will automatically renew on March 14, 2007 for an additional twelve-month period unless a written termination notice is received 30 days prior to the end of the initial contract term. As consideration for the services provided, the Company shall pay a fee from time to time of $5,000 per man-day, plus a $750 administrative charge per billing cycle. The Company has expensed $1,231,000 and $708,417 in consulting fees under this agreement and under a similar previous agreement with the same related party for the years ended December 31, 2002 and 2001, respectively.

(C) Lease

On March 10, 2001 the Company entered into a sublease agreement with the existing tenant. The term of the sublease is for three years expiring on March 1, 2004. The monthly rent on the sublease is $2,553. Rent expense for the years ended December 31, 2002 and 2001 was $30,633 and $27,659, respectively.